THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

December 20, 2007

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

This letter supersedes and replaces our letter to you dated December 17, 2007. We are responding to one additional comment received from you today regarding Post-Effective Amendment No. 101 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its new series, the 3 to 1 Funds (the “Funds”). As you requested, we have confirmed with Loomis Sayles, sub-adviser to the 3 to 1 Strategic Income Fund, that its portfolio managers have been portfolio managers since they joined the firm in 2001. This change is highlighted below and no other changes have been made.

Your initial and supplemental comments and our responses are set forth below.

Prospectus

Comment: In the section “Management of the Funds,” Mr. Donald Frerichs is described as the “lead portfolio manager for the firm’s discretionary mutual fund portfolios.” Explain what this means.

Response: As requested, we have revised the Mr. Frerichs’ biographical information as follows:

Donald Frerichs, CFA, Senior Vice President. Don Frerichs has been with the Manager and its predecessor firms since 1993. Don serves as the Portfolio Manager for the firm’s client portfolios comprised of mutual funds selected by the manager on a discretionary basis. From 1989 until 1993, he was with IPC, Inc., a California financial planning firm where he was a financial analyst.

Comment: Mr. Jeffrey Nicholas’ biographical information provides that, while he was at Harris, he was responsible for implementing the “Envestnet platform for Harris’ investment advisory business”. Please clarify.

Response: As requested, we have revised the Mr. Nicholas’ biographical information as follows:

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Jeffrey Nicholas, CFA, Senior Vice President. Jeff Nicholas joined the Manager in December 2006. His responsibilities include overseeing the Manager’s research capabilities generally. Prior to joining the Manager, Jeff Nicholas held senior management positions with Harris Investor Services, an investment advisory subsidiary of Chicago-based Harris Bank, between August 2005 and October 2006. At Harris Investment Services, he was responsible for overseeing Harris’ managed accounts programs and implementation of a web-based platform for Harris’ investment advisory business through which advisory clients could access multiple investment programs. Prior to his positions with Harris Investor Services, Mr. Nicholas was a strategy consultant in Harris’ Corporate Planning area and also spent several years in the Capital Markets Group where he was responsible for private equity investing activities and private placements for Harris’ corporate clients. He joined Harris in 1988.

Comment: Reconcile the disclosure in the Prospectus which states that “one or more of the sub-advisers” are responsible for managing a Fund’s assets, with the disclosure in the Statement of Additional Information which provides that “all” of the subadvisers, rather than “one or more,” are responsible for managing such Fund.

Response: As requested, we have revised the disclosure in the Prospectus and Statement of Additional Information so that both provide that “one or more” of the sub-advisers are responsible for managing a Fund.

Comment: Provide prior business experience for at least 5 years for each Loomis Sayles portfolio manager, and state how long each has been a portfolio manager.

Response: Loomis, Sayles advised us of a change in the proposed portfolio managers. We have provided their names and biographical information below:

Loomis, Sayles & Company, LP

The Manager has entered into a sub-advisory agreement with Loomis, Sayles & Company, LP (“Loomis Sayles”), to manage a portion of the Strategic Income Fund’s assets. Loomis Sayles is located at One Financial Center, Boston, MA 02111, and is a registered investment adviser. Loomis Sayles manages equity and fixed income strategies for institutional investors and mutual funds. As of June 30, 2007, Loomis Sayles had over $114.7 billion in assets under management.

Portfolio Managers - Peter W. Palfrey, CFA and Richard G. Raczkowski

Peter W. Palfrey and Richard G. Raczkowski are the co-Portfolio Managers for the segment of the Strategic Income Fund’s assets managed by Loomis Sayles.

•

Mr. Palfrey is Vice President of Loomis, Sayles & Company and portfolio manager for the Loomis Sayles fixed-income group. He started his investment career in 1983; he joined Loomis Sayles in June 2001 and has

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been a portfolio manager since he joined the firm. Prior to Loomis Sayles, he worked for Back Bay Advisors from 1993 through May 2001 as senior vice president and portfolio manager and, before than, for MONY Capital Management as investment vice president and portfolio manager. Mr. Palfrey earned a BA from Colgate University.

•

Mr. Raczkowski is Vice President of Loomis, Sayles & Company and portfolio manager for the fixed-income group. He began his investment career in 1984; he joined Loomis Sayles in June 2001 and has been a portfolio manager since he joined the firm. Prior to Loomis Sayles, he served as vice president for Back Bay Advisors from 1998 through 2001. Mr. Rackowski has also served a senior consultant at both Hagler Bailly Consulting and EDS Management Consulting/A.T. Kearney. He also has experience as an economist and industry analyst for DRI McGraw-Hill. Mr. Raczkowski earned a BA from the University of Massachusetts and an MBA from Northeastern University.

 Comment: For Mr. Paolini of Pictet, explain what being “co-head of EAFE” means.

Response: We have revised Mr. Paolini’s biographical information as follow:

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Mr. Paolini joined the firm in 1994, and is Co-Head of the firm’s Europe Australia and Far East division. Mr. Paolini has been a Senior Investment Manager since 1999, and is a specialist in European equity securities.

Comment: For SMH Capital, clarify what is meant by “platform programs through broker/dealers...”

Response: At SMH Capital’s request, we have revised the disclosure to reflect its current services and, as a result, have deleted the reference to broker dealer platforms. This disclosure now reads as follows:

SMH Capital Advisors, Inc. The Manager has entered into a Sub-advisory Agreement with SMH Capital Advisors, Inc. to manage a portion of the Strategic Income Fund’s assets. SMH Capital Advisors is located at 600 Travis, Suite 3100, Houston, Texas 77002, and is a registered investment adviser. SMH Capital Advisors specializes in fixed-income portfolio management services for individuals, corporations and fiduciaries, including money managers and registered investment advisers, pensions, endowments and trusts. As of June 30, 2007, SMH Capital Advisors had over $1.9 billion in assets under management.

Comment: For Mr. David Kaplan of WB Capital, disclose how long he has been a portfolio manager at WB Capital.

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Response: As requested, we have disclosed the Mr. Kaplan has been a portfolio manager at WB Capital since joining the firm in October 2003.

Statement of Additional Information

Comment: In the section listing the various investments in which the Funds may invest, we note that you have two subsection Ts.

Response: We have corrected this typo.

We trust that the revisions above are responsive to your comments. If you require additional changes, please call us and we will respond quickly. Enclosed as Exhibit A are the required Tandy representations.

We appreciate the Staff’s prompt review of the Funds’ filing. The Funds’ target effective date is Friday, December 21, 2007. Enclosed is the executed acceleration request.

We appreciate your assistance.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

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Exhibit A

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 101 (“PEA 101”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, 3 to 1 Diversified Equity Fund and 3 to 1 Strategic Income Fund (each, a “Fund” and collectively, the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	Each Fund acknowledges that all disclosures in PEA 101 about the Fund are the responsibility of the Fund;

2.

Each Fund acknowledges that, by declaring the PEA 101 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ Heather Bonds
Heather Bonds, Secretary

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UNIFIED SERIES TRUST

431 North Pennsylvania Street

Indianapolis, Indiana 46204

December 20, 2007

VIA EDGAR

Linda B. Stirling, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #101 to Registration Statement of the above-reference investment company, in respect of the Envestnet Funds, to Friday, December 21, 2007 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ Heather Bonds
Heather Bonds, Secretary

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